SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 1 )

_______________________

MAGUIRE PROPERTIES, INC.
(Name of Issuer)

Series A Preferred Stock, Par Value $.01 per share
(Title of Class of Securities)

559775200
(CUSIP Number of Class
 of Securities)
_______________________

Carolyn Tiffany	David J. Heymann
WRT Realty, L.P.	Post Heymann & Koffler LLP
7 Bulfinch Place	Two Jericho Plaza
Suite 500	Wing A, Suite 211
Boston, Massachusetts 02114	Jericho, New York 11753
(617) 570-4614	(516) 681-3636

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP NO. 559775200	13D	Page 2 of 7

1	NAME OF REPORTING PERSON WRT Realty, L.P. I.R.S. I.D. No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 945,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 945,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 945,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.45%
14	TYPE OF REPORTING PERSON PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 559775200	13D	Page 3 of 7

1	NAME OF REPORTING PERSON Winthrop Realty Trust I.R.S. I.D. No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 945,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 945,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 945,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.45%
14	TYPE OF REPORTING PERSON OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 amends certain information contained in the Schedule 13D filed with the Securities Exchange Commission jointly by WRT Realty, L.P., a Delaware limited partnership (“WRT”), and Winthrop Realty Trust, an Ohio business trust (“Winthrop”) on March 17, 2009 (the “13D”) with respect to shares of Series A Preferred Stock, par value $.01 per share (the “Preferred Stock”) of Maguire Properties, Inc., a Maryland corporation (the “Issuer”).  Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 4.  Purpose of Transaction.

Item 4 of the 13D is amended by adding the following:

On April 3, 2009, Winthrop sent to the Issuer a request for a waiver to permit Winthrop to acquire Preferred Shares in excess of the ownership limit set forth in the Issuer’s organizational documents subject to certain restrictions as more fully described in the April 3 letter, a copy of which is attached hereto as Exhibit 2.

Item 7.  Materials to be Filed as Exhibits.

Item 7 of the 13D is amended by adding the following:

Exhibit 2.	Letter dated April 3, 2009 from Winthrop to the Issuer

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of:  April 7, 2009

WRT REALTY, L.P.

By:	Winthrop Realty Trust, Its General Partner

	By:	/s/ Michael L. Ashner
Michael L. Ashner

WINTHROP REALTY TRUST

By:	/s/ Michael L. Ashner
Michael L. Ashner

Exhibit 2

[LETTERHEAD OF WINTHROP REALTY TRUST]

April 3, 2009

Nelson C. Rising
President and Chief Executive Officer
Maguire Properties Inc.
355 South Grand Avenue, Suite 3300
Los Angeles, California  90071

Re:	Articles Supplementary relating to the 7.625% Series A Cumulative Redeemable Preferred Stock of Maguire Properties Inc. (the “Articles Supplementary”)

Dear Nelson:

It was a pleasure speaking with you yesterday at the New York University Real Estate Conference.  As we discussed, Winthrop Realty Trust (“Winthrop”) is requesting that the Board of Directors of Maguire Properties Inc. (the “Company”) exempt Winthrop from the requirements of Section 7(b)(i)(A) and 7(b)(i)(B) of the Articles Supplementary as permitted by Sections 7(i)(i) and 7(i)(ii) of the Articles Supplementary.  Particularly, Winthrop is requesting an exemption to permit Winthrop to acquire up to 25% of the 7.625% Series A Cumulative Redeemable Preferred Stock of the Company (the “Preferred Stock”).  Winthrop would further agree to limit its ownership such that no “individual” (within the meaning of Section 542(a)(2) of the Internal Revenue Code) would have Beneficial Ownership (as defined in the Articles Supplementary) of more than the existing 9.8% Ownership Limit.

Winthrop’s ownership structure is such that the Preferred Stock is deemed owned proportionally by all of the shareholders of Winthrop for purposes of Section 542(a) of the Internal Revenue Code.  Accordingly, even if Winthrop were to acquire 25% of the Preferred Stock, such ownership would not cause the Company to fail to qualify as a REIT under the Internal Revenue Code as a result of such fact.  However, to protect the Company in the event this were to change, the requested waiver protects against this by providing that no “individual “individual” (within the meaning of Section 542(a)(2) of the Internal Revenue Code) would have Beneficial Ownership (as defined in the Articles Supplementary) of more than the existing 9.8% Ownership Limit.

In lieu of providing the waiver, Winthrop would be supportive of any amendment to the Articles Supplementary to modify Section 7 so that the definition of Person under the Articles Supplementary would effectively have the same meaning as “individual” as defined in Section 542(a)(2) of the Internal Revenue Code thereby permitting all persons similarly situated to Winthrop to acquire Preferred Stock in excess of the current 9.8% ownership limit.  We would further be supportive of any similar waivers granted to other holders of the Preferred Stock.

I look forward to hearing from you.

Very truly yours,

Michael L. Ashner
Chairman and Chief Executive Officer